

RESS RELEASE

Crescent Point Acquires Kaybob Duvernay Assets and Increases Base Dividend by 25%

December 9, 2022 Calgary, AB

Crescent Point

Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) is pleased to announce it has entered into an agreement to acquire additional Kaybob Duvernay assets and is increasing its base dividend.

KEY HIGHLIGHTS

- Kaybob Duvernay acquisition adds 130 net locations and increases drilling inventory in the play to over 20 years.
- Increasing first quarter 2023 base dividend by 25 percent to $0.10 per share, or $0.40 per share annually.
- Excess cash flow of $1.25 billion expected in 2023, at US$80 WTI, based on annual production of 138,000 to 142,000 boe/d.
- Significant return of capital to shareholders including 50 percent of discretionary excess cash flow, in addition to base dividend.
- Renewed and extended credit facilities with a new maturity date of November 2026.

KAYBOB DUVERNAY ACQUISITION AND OPERATIONS UPDATE

Crescent Point has entered into a purchase and sale agreement to acquire certain Kaybob Duvernay assets from Paramount Resources Ltd. for cash consideration of $375 million (the “Assets”). These Assets are adjacent to Crescent Point’s existing land base and further enhance the Company’s scale, high-return drilling inventory and development opportunities within the basin. This acquisition will be funded through existing credit facilities and is expected to close during January 2023.

The Assets include approximately 130 net drilling locations across nearly 65,000 net acres of crown land (90% average working interest) with no expiries. The acquired Assets currently produce over 4,000 boe/d (50% liquids) and include a gas plant, associated pipelines, water infrastructure and seismic data.

“We continue to generate strong full cycle returns from our Kaybob Duvernay assets, which are top quartile within our overall portfolio,” said Craig Bryksa, President and CEO of Crescent Point. “Through this acquisition, we are increasing our drilling inventory in the play to over 20 years, based on current production. In addition, our land position will increase to approximately 400,000 net acres. We are also adding base production with an estimated net present value of approximately $200 million at current strip commodity prices. The acquisition includes an attractive ESG profile, consistent with our existing Kaybob Duvernay assets, including low emissions intensity and minimal asset retirement obligations.”

Crescent Point plans to grow its Kaybob Duvernay asset from approximately 35,000 boe/d in 2022 to over 55,000 boe/d within its five-year plan. The significant inventory depth this asset provides also underpins the Company’s 10-year plan. Crescent Point’s disciplined development program includes adding a second rig in the Kaybob Duvernay in 2024.

Crescent Point is currently drilling its seventh pad in the play and expects to bring its sixth fully operated pad on-stream in early 2023. The Company’s fourth and fifth fully operated multi-well pads were recently brought on-stream and are generating strong initial production (“IP”) results that are in-line with, or ahead of, its internal type wells. Average IP rates for the fourth and fifth pads are approximately 785 boe/d per well (IP90) (75% liquids) and approximately 950 boe/d per well (IP30) (65% liquids), respectively.

The Company has also successfully lowered drilling days to between 11 to 13 days per well on its recent pads, a reduction of over 40 percent since entering the play. Crescent Point continues to seek opportunities to further enhance returns and overall recoveries through additional efficiencies and optimization of its drilling and completions design.

BASE DIVIDEND INCREASE AND UPDATED 2023 GUIDANCE

Given the Company’s strong operational results in 2022, its continued success in improving its financial position and the additional excess cash flow it expects to generate from the Assets, the Board of Directors has approved and declared a 25 percent increase to the quarterly base dividend to $0.10 per share, or $0.40 per share annually, up from $0.32 per share previously. This increased base dividend is payable on April 3, 2023 to shareholders of record at the close of business on March 15, 2023.

Crescent Point’s 2023 annual average production guidance is now 138,000 to 142,000 boe/d, an increase of 4,000 boe/d, with development capital expenditures unchanged at $1.0 to $1.1 billion. The Company now expects to generate approximately $1.25 billion of excess cash flow at US$80/bbl WTI. This budget, including the base dividend, is fully funded at US$50/bbl WTI.

Crescent Point continues to return 50 percent of its discretionary excess cash flow to its shareholders, in addition to its base dividend. Under this framework, the Company expects to return over $700 million directly to shareholders in 2023, based on current guidance at US$80/bbl WTI. These returns are further supplemented with per-share growth and debt reduction. Crescent Point remains active on its normal course issuer bid and has repurchased over 6.2 million shares during fourth quarter 2022 to-date for approximately $65 million.

All financial figures are approximate and in Canadian dollars unless otherwise noted. This press release contains forward-looking information and references to specified financial measures including excess cash flow and discretionary excess cash flow. Refer to the Specified Financial Measures section in this press release for further information. Significant related assumptions and risk factors, and reconciliations are described under the Specified Financial Measures and Forward-Looking Statements sections of this press release.

RENEWAL OF CREDIT FACILITIES

During fourth quarter 2022, Crescent Point successfully renewed and extended its unsecured, covenant-based credit facilities with a maturity date of November 2026. The size of the Company's credit facilities is currently $2.36 billion, which is expected to remain primarily undrawn upon closing of the announced acquisition.

PRELIMINARY 2023 GUIDANCE

	Prior	Revised
Total Annual Average Production (boe/d) [1]	134,000 – 138,000	138,000 – 142,000

Capital Expenditures		
Development capital expenditures ($ million)	$1,000 - $1,100	$1,000 - $1,100
Capitalized administration ($ million)	$40	$40
Total ($ million) [2]	$1,040 - $1,140	$1,040 - $1,140

Other Information for 2023 Guidance		
Reclamation activities ($ million) [3]	$40	$40
Capital lease payments ($ million)	$20	$20
Annual operating expenses ($/boe)	$14.25 - $15.25	$14.25 - $15.25
Royalties	13.75% - 14.25%	13.75% - 14.25%

1) The revised total annual average production (boe/d) is comprised of approximately 80% Oil & NGLs and 20% Natural Gas

2) Land expenditures and net property acquisitions and dispositions are not included. Revised development capital expenditures spend is allocated on an approximate basis as follows: 90% drilling & development and 10% facilities & seismic

3) Reflects Crescent Point's portion of its expected total budget

RETURN OF CAPITAL OUTLOOK

Base Dividend	
Fourth quarter 2022 base dividend per share	$0.08
First quarter 2023 base dividend per share	$0.10
Additional Return of Capital	
% of discretionary excess cash flow [1] [2]	50%

1) Discretionary excess cash flow is calculated as excess cash flow less base dividends

2) This % is part of a framework that targets to return up to 50% of discretionary excess cash flow to shareholders

Specified Financial Measures

Throughout this press release, the Company uses the terms "excess cash flow" and "discretionary excess cash flow". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers. For information on the composition of these measures and how the Company uses these measures, refer to the Specified Financial Measures section of the Company's MD&A for the period ended September 30, 2022, which section is incorporated herein by reference, and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. There are no significant differences in the calculations between historical and forward-looking specified financial measures.

The most directly comparable financial measure for excess cash flow and discretionary excess cash flow disclosed in the Company's primary financial statements is cash flow from operating activities, which, for the three and nine months ended September 30, 2022, was $647.0 million and $1.60 billion, respectively. For the three and nine months ended September 30, 2022, excess cash flow was $233.7 million and $900.8 million, respectively. Discretionary excess cash flow for the three and nine months ended September 30, 2022 was $188.8 million and $819.0 million, respectively.

Excess cash flow and discretionary excess cash flow for 2023 are forward-looking non-GAAP measures and are calculated consistently with the measures disclosed in the Company's MD&A. Refer to the Specified Financial Measures section of the Company's MD&A for the period ended September 30, 2022.

Notice to US Readers

The oil and natural gas reserves contained in this press release have generally been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects of United States or other foreign disclosure standards. For example, the United States Securities and Exchange Commission (the "SEC") generally permits oil and gas issuers, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules) but permits the optional disclosure of "probable reserves" and "possible reserves" (each as defined in SEC rules). Canadian securities laws require oil and gas issuers, in their filings with Canadian securities regulators, to disclose not only proved reserves (which are defined differently from the SEC rules) but also probable reserves and permits optional disclosure of "possible reserves", each as defined in NI 51-101. Accordingly, "proved reserves", "probable reserves" and "possible reserves" disclosed in this news release may not be comparable to US standards, and in this news release, Crescent Point has disclosed reserves designated as "proved plus probable reserves". Probable reserves are higher-risk and are generally believed to be less likely to be accurately estimated or recovered than proved reserves. "Possible reserves" are higher risk than "probable reserves" and are generally believed to be less likely to be accurately estimated or recovered than "probable reserves". In addition, under Canadian disclosure requirements and industry practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalties and similar payments. The SEC rules require reserves and production to be presented using net volumes, after deduction of applicable royalties and similar payments. Moreover, Crescent Point has determined and disclosed estimated future net revenue from its reserves using forecast prices and costs, whereas the SEC rules require that reserves be estimated using a 12-month average price, calculated as the arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. Consequently, Crescent Point's reserve estimates and production volumes in this news release may not be comparable to those made by companies using United States reporting and disclosure standards. Further, the SEC rules are based on unescalated costs and forecasts. All amounts in the news release are stated in Canadian dollars unless otherwise specified.

Forward-Looking Statements

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: drilling inventory in the Kaybob Duvernay (location numbers and length of time); dividend expectations; excess cash flow of $1.25 billion in 2023, at US$80 WTI, based on annual production of 138,000 to 142,000 boe/d; returning significant capital to shareholders including 50 percent of discretionary excess cash flow in addition to the base dividend; benefits of acquiring the Assets, expected timing of closing of the acquisitions of the Assets (the "Acquisition"); net present value of the Assets' base production; plans to grow production from its Kaybob Duvernay asset to over 55,000 boe/d under its five-year plan; the significant inventory depth within the Kaybob Duvernay; underpinnings of the Company's 10-year plan; disciplined development program; adding a second rig in the Kaybob Duvernay in 2024; timing to bring Crescent Point's sixth fully operated pad in the Kaybob Duvernay on-stream; additional excess cash flow expected to be generated from the Assets; credit facility expectations; capital expenditures budget, including the base dividend, fully funded at US$50/bbl WTI; capital returns framework expected to result in over $700 million being returned directly to shareholders in 2023, based on guidance at US$80/bbl WTI; preliminary 2023 guidance, including, but not limited to: total annual average production, capital expenditures (including development capital expenditures and capitalized administration), and other information for 2023 guidance (including reclamation activities, capital lease payments, annual operating expenses and royalties); and Crescent Point's return of capital outlook, including fourth quarter 2022 base dividend per share and first quarter 2023 base dividend per share, and additional return of capital (up to 50% of discretionary excess cash flow).

Statements relating to "reserves" are also deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided herein. Unless otherwise noted, reserves referenced herein are given as at December 31, 2021. Also, estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates and future net revenue for all properties due to the effect of aggregation. All required reserve information for the Company is contained in its Annual Information Form for the year ended December 31, 2021 which is accessible at www.sedar.com.

With respect to disclosure contained herein regarding resources other than reserves, there is uncertainty that it will be commercially viable to produce any portion of the resources and there is significant uncertainty regarding the ultimate recoverability of such resources.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2021 under "Risk Factors" and our Management's Discussion and Analysis for the year ended December 31, 2021, and for the quarter ended September 30, 2022, under the headings "Risk Factors" and "Forward-Looking Information". The material assumptions are disclosed in the Management's Discussion and Analysis for the three and nine months ended September 30, 2022, under the headings "Overview", "Commodity Derivatives", "Liquidity and Capital Resources", "Guidance", "Royalties" and "Operating Expenses" and herein. In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, blowouts and business closures and social distancing measures mandated by public health authorities in response to COVID-19, including current and new variants thereof; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; the impact of severe weather events; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general as a result of the COVID-19 pandemic; changes in interest rates and inflation; uncertainties associated with regulatory approvals; geopolitical conflicts, including the Russian invasion of Ukraine; uncertainty of government policy changes; the impact of the implementation of the Canada-United States-Mexico Agreement; uncertainty regarding the benefits and costs of acquisitions and dispositions, including the Acquisition; failure to complete acquisitions and dispositions, including the Acquisition; uncertainties associated with financing the Acquisition, credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; the wide-ranging impacts of the COVID-19 pandemic, including on demand, health and supply chain; and other factors, many of which are outside the control of the Company. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.

Included in this press release are Crescent Point's 2022 and 2023 guidance in respect of capital expenditures and average annual production, 5-year outlook, and 2022 and 2023 expectations, which are based on various assumptions as to production levels, commodity prices and other assumptions and are provided for illustration only and are based on budgets and forecasts that have not been finalized and are subject to a variety of contingencies including prior years' results. To the extent such estimates constitute a "financial outlook" or "future oriented financial information" in this presentation, as defined by applicable securities legislation, such information has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Dividends on the Company's common shares are variable and may be reduced or eliminated in the sole discretion of the Board of Directors. Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

Reserves and Drilling Data

Where applicable, a barrels of oil equivalent ("boe") conversion rate of six thousand cubic feet of natural gas to one barrel of oil equivalent (6Mcf:1bbl) has been used based on an energy equivalent conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.

This press release contains metrics commonly used in the oil and natural gas industry. These terms do not have a standardized meaning and may not be comparable to similar measures presented by other companies and, therefore, should not be used to make such comparisons. Readers are cautioned as to the reliability of oil and gas metrics used in this press release. Management uses these oil and gas metrics for its own performance measurements and to provide investors with measures to compare the Company's performance over time; however, such measures are not reliable indicators of the Company's future performance, which may not compare to the Company's performance in previous periods, and therefore should not be unduly relied upon.

Certain terms used herein but not defined are defined in National Instrument 51-101 – *Standards of Disclosure for Oil and Gas Activities* ("NI 51-101"), CSA Staff Notice 51-324 – *Revised Glossary to NI 51-101 Standards of Disclosure for Oil and Gas Activities* ("CSA Staff Notice 51-324") and/or the COGE Handbook and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101, CSA Staff Notice 51-324 and the COGE Handbook, as the case may be.

There are numerous uncertainties inherent in estimating quantities of crude oil, natural gas and NGL reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth above are estimates only. In general, estimates of economically recoverable crude oil, natural gas and NGL reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially. For these reasons, estimates of the economically recoverable crude oil, NGL and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. The Company's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

The estimates for reserves for individual properties may not reflect the same confidence level as estimates of reserves for all properties due to the effects of aggregation. This press release contains estimates of the net present value of the Company's future net revenue from our reserves. Such amounts do not represent the fair market value of our reserves. The recovery and reserve estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.

The net present value ("NPV") of the Assets' base production is a snapshot in time as at the date of this press release, and is based on the reserves evaluated using current strip commodity prices, costs and foreign exchange rates. The Assets' NPV is calculated using a discount rate of 10%, on a before tax basis and is the sum of the present value of proved plus probable developed producing reserves based on strip commodity price as of November 28, 2022, the fair value for the Company's oil and gas hedges, less outstanding net debt.

It should not be assumed that the undiscounted or discounted NPV of future net revenue attributable to the Assets represents the fair market value of those Assets. The estimates for reserves for individual properties may not reflect the same confidence level as estimates of reserves for all properties due to the effects of aggregation. The recovery and reserve estimates of crude oil, NGL and natural gas reserves are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates relied upon for NPV calculations, herein.

The Asset's current production of over 4,000 boe/d consists of 35% condensate, 15% NGL and 50% shale gas. Average 90-day initial production ("IP90") per well on the Company's fourth Kaybob Duvernay pad consisted of 65% condensate, 10% NGL and 25% shale gas. Average 30-day initial production ("IP30") per well on the Company's fifth Kaybob Duvernay pad consisted of 50% condensate, 15% NGL and 35% shale gas.

NI 51-101 includes condensate within the product type of natural gas liquids. The Company has disclosed condensate separately from other natural gas liquids in this press release since the price of condensate as compared to other natural gas liquids is currently significantly higher and the Company believes that presenting the two commodities separately provides a more accurate description of its operations and results therefrom.

This press release discloses 130 potential internally identified net drilling locations, of which 39 are proved locations and an incremental 28 are probable locations, as derived from the Company's internal reserves evaluation in accordance with NI 51-101 and the COGE Handbook. The Company's ability to drill and develop these locations and the drilling locations on which the Company actually drills wells depends on a number of uncertainties and factors, including, but not limited to, the availability of capital, equipment and personnel, oil and natural gas prices, costs, inclement weather, seasonal restrictions, drilling results, additional geological, geophysical and reservoir information that is obtained, production rate recovery, gathering system and transportation constraints, the net price received for commodities produced, regulatory approvals and regulatory changes. As a result of these uncertainties, there can be no assurance that the potential future drilling locations that the Company has identified will ever be drilled and, if drilled, that such locations will result in additional crude oil, natural gas or NGLs produced. As such, the Company's actual drilling activities may differ materially from those presently identified, which could adversely affect the company's business.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Shant Madian, Vice President, Capital Markets, or

Sarfraz Somani, Manager, Investor Relations

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020 Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.